UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell”Transport and Trading Company, p.l.c.

SHELL HOSTS STRATEGY REVIEW:
REGAINING UPSTREAM STRENGTH, DELIVERING DOWNSTREAM PROFITS

  $45 billion in capital expenditure 2004-2006 anticipated

  Focus on more Upstream gas and oil

  Extend LNG leadership position

  Focus on profitability and cash flow from Downstream businesses

  $10-12 billion in divestments planned 2004-2006

  Higher energy price environment

September 22, 2004 –At a Strategy Review in London today Shell outlines its strategic plans for its upstream and downstream activities.

Jeroen van der Veer, Chairman of the Committee of Managing Directors chairs the session, with presentations also by Tim Morrison, acting Group CFO; Rob Routs, Group Managing Director (MD)/CEO of Oil Products and Chemicals; Malcolm Brinded, MD/CEO of Exploration and Production; and Linda Cook, MD/CEO of Gas and Power. The presentations will be repeated in New York on September 23, 2004.

Group Strategy and Priorities

In his opening remarks, Mr. Van der Veer commented, “We have delivered sound financial results through the first half of this year, through some very tough times for Shell.

“Our strategy and priorities for the way forward are:

  more upstream and profitable downstream

  raising the performance bar

  focus on an ‘enterprise first’ culture

“More upstream and profitable downstream requires: first, the reshaping of our portfolio through a step-up in organic investments to $15 billion per year; second, the ongoing divestment of non-strategic and underperforming assets; third, looking at focused acquisitions with a clear path forward to create value.

“Raising the performance bar means top quartile operational performance in all our businesses; consistently delivering projects on time, specification and budget and providing competitive returns with strong cash generation to fund growing dividends and investments.

“An ‘enterprise first’culture is essential. We are focusing on a simplified organisation and standardised systems and processes. Leadership, accountability and teamwork will be crucial to our success.

Delivering Downstream Profits

The Downstream businesses generate significant cash and earnings for the Group. To extend this success the Group will:

  Fully integrate Oil Products and Chemicals under a single leadership team and further implement global standardised processes.

  Continue to strengthen the portfolio by shedding non-strategic and underperforming assets and to focus operations in selected profitable markets and businesses. In the past year we have divested onshore crude pipeline systems and product pipelines in the USA, retail assets in Peru, a stake in Showa Shell in Japan, and refinery interests in Delaware in the USA, Thailand and Malaysia. Further portfolio actions have been announced for Basell. In addition, as a result of an unsolicited approach from an interested buyer, Shell has decided to explore its strategic options with regard to its Downstream global Liquid Petroleum Gas (LPG) distribution and marketing business. Discussions are at a very preliminary stage and progress will depend on the conclusions of the review, meanwhile work that was already underway to structure LPG into a stand-alone global operation, will be accelerated.

  Extend operational excellence through top quartile performance and reducing costs. In the USA in particular, refining performance and retail restructuring are yielding improvements.

Deploy capital to markets in Asia where demand is expected to grow. By 2010, Oil Products expects to have roughly 40% of its assets, and Chemicals some 35% in the Asia Pacific/ Middle East region, where the three key markets of China, India and Indonesia are opening up.

Regaining Upstream Strength

Exploration and Production

The Exploration and Production (EP) portfolio today generates significant cash flow from core producing areas. Though the overall resource base remains significant, proved reserve life is relatively low and it is essential to convert existing resources into proved reserves and production. EP will invest in sustaining profitable core areas, in growing integrated gas positions and large-scale oil projects, and in maturing additional unconventional oil production. New investment and business development will target areas with growth potential and exposure to price upside.

Resource base
Shell confirms the guidance previously given on the findings from the hydrocarbon resource base review completed in April 2004. Proved reserves at the end of 2003 stood at 14.4 billion barrels of oil equivalent (boe), following the restatement of 4.47 billion boe of proved reserves relative to the end of 2002. The proved reserve replacement ratio is expected to average at least 100% for the period 2004 to 2008. This includes the previously announced expected rematuration of some 50% of the restated reserves by the end of 2008. Total expected producible resources are some 60 billion boe, showing no material change from the end of 2002. It is planned that by the end of 2009, the Group will bring on stream the facilities and infrastructure that allow us to unlock some 13 billion boe of such resources.

Production
As previously announced, production in 2004 will be between 3.7 and 3.8 million boe per day, and between 3.5 and 3.8 million boe per day in 2005 and 2006. Production is expected to grow to between 3.8 and 4.0 million boe per day in 2009.

Portfolio action
Having divested $2.4 billion from 2001-2003, EP is targeting an additional $5 billion of divestments, dilutions and swaps from 2004-2006.

Exploration
Exploration will focus on ‘big cat’wells (prospects greater than 100 million boe, Shell share), with spending levels approaching some $1.5 billion per year. Since the beginning of 2003, the Group has had six significant discoveries in Nigeria, three in Kazakhstan, one in Egypt, one in the Gulf of Mexico and three in Malaysia. The average unit finding cost of volumes discovered in this period is about $1.2 per barrel. During the same time period, over 260,000 square kilometres of acreage has been acquired with the potential to deliver some 30 big cat prospects. Looking forward, 15-20 big cat wells per year are planned.

Project delivery
Project delivery will be enhanced by a simplified organisation, stronger leadership, improved controls and contract management. Over the past two years, Athabasca Oil Sands (Canada), Bijupirá-Salema (Brazil), Na Kika (Gulf of Mexico) and EA (Nigeria) have all come on stream. Over the next two years, Bonga (Nigeria), Salym (Western Siberia), and Holstein (Gulf of Mexico) will begin producing or be expanded.

Operational excellence and competitive costs
Upstream operations will target top quartile performance. EP remains committed to reducing structural costs by leveraging the new EP global organisation to help offset cost pressures from inflation, exchange rates and incremental expenditure on asset integrity.

Gas & Power

Shell is the world’s largest supplier of LNG and the second largest natural gas producer, with leading positions in the world’s three key markets. Shell’s LNG business has delivered a 13% annual increase in total sales in the years 1999-2004. Sales are expected to increase to around 10 million tonnes per annum for 2004.

Building on this strength, Gas & Power will create value by accessing and monetising new natural gas resources across the value chain by:

  Leveraging its global portfolio, technology and capabilities;

  Increasing access to major and emerging markets;

  Delivering complex, integrated gas plays; and

  Actively managing the portfolio.

Over the last five years, Shell has delivered eight LNG trains in four countries –responsible for 20% of today’s global capacity. All together, these projects have come in under budget and on or ahead of schedule. Major projects going forward include: Nigeria LNG trains 4, 5 and 6; Sakhalin II LNG; LNG import terminals in North America; and the Pearl Gas to Liquids project in Qatar.

Group Financial Framework

Shell sees an environment where oil prices have shifted structurally higher. Meeting the increasing demand for hydrocarbons will require significantly more upstream investment.

With a $15 billion per year investment programme and upward pressures on price and costs, Shell plans for medium term cash neutrality at around $25 per barrel, including divestments. The Group screens projects around $20 per barrel and tests for upside at high prices.

Funding priorities are to grow the dividend at least in line with inflation over time, to invest in existing and new business growth and to maintain a strong balance sheet with financial flexibility. If additional cash is available, we will balance further high value capital investment opportunities with returns to shareholders. Total debt ratio at the end of 2004 is expected to be around 14-15%.

In line with the strategy, capital spending levels will increase to $15 billion per year for the period 2004-2006, with $11.5 billion per year dedicated to the Upstream (Exploration and Production and Gas & Power).

Divestments of non-strategic and underperforming assets are expected to rise to $10 to $12 billion over the period 2004-2006. In 2004 we expect cash proceeds from divestments to exceed $4 billion.

Urgency and Action

Mr. Van der Veer concludes that, “We are focused on improving our competitive position, strong cash generation and total shareholder returns. Replacing our reserves is a priority to support future growth. Operationally, we aim to deliver top quartile performance and adhere strictly to project milestones.

“Everyone at Shell understands the urgent need for performance and delivery. This requires action and decisiveness in everything we do. We have an invigorated and more open ‘enterprise first’culture, and I am confident of our ability to succeed.”

The Hague, 22 September 2004

Contact:

Investor Relations:
UK David Lawrence	+44 20 7934 3855
UK Gerard Paulides	+44 20 7934 6287
Europe Bart van der Steenstraten	+31 70 377 3996
USA Harold Hatchett	+1 212 218 3112

Media Relations:
Stuart Bruseth	+44 20 7934 6238
Andy Corrigan	+44 20 7934 5963
Simon Buerk	+44 20 7934 3453
Bianca Ruakere	+44 20 7934 4323
Lisa Givert	+44 20 7934 2914
Herman Kievits (The Netherlands)	+31 70 377 8750

Disclaimer statement
This release contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995, that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business. It is believed that the expectations reflected in these statements are reasonable, but may be effected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to : price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.
Cautionary Note to US Investors:
The United States Securities and Exchange Commission (‘SEC’) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 22 September 2004